November 1, 2006

John Fieldsend, Esq.
US Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 05-11
Washington, DC 20549

    Re:        Alliance Recovery Corporation
            Post Effective Amendment No. 5 to Registration Statement on Form SB-2
            Filed May 1, 2006
            File No. 333-121659

Dear Mr. Fieldsend:

We represent Alliance Recovery Corporation (“Alliance Recovery” or the “Company”). We are in receipt of your letter dated October 3, 2006 regarding the above referenced filing and the following sets forth the Company’s response:

1.	Please include an explanatory note at the beginning of your document indicating the reason you are filing this post affective amendment.

ANSWER: In Post-Effective Amendment 5 to Form SB-2, we have provided the requested explanatory note.

2.
We note on page 30 of this post-effective amendment you now have discussed a valuation report prepared for you by Resource International Ltd. Where appropriate throughout your document, please discuss the valuation report to the extent it supports, contradicts or otherwise supplements your disclosure in these sections. For example, it appears you should discuss the report in the sections including but not limited to your Risk Factors, your Management’s Discussion and Analysis or Plan of Operation, and your Product, Markets & Services.

ANSWER: We have discussed the Valuation Report in all of the above referenced sections as it applies to those sections.

3.
Please tell us what consideration you have given to including a risk factor addressing the fact that you initially disclosed the valuation report in a Form 8-K filed on June 30, 2006 rather than in this registration statement on Form SB-2.

ANSWER: Post-Effective Amendment 5 to Form SB-2, we have provided a risk factor regarding the fact that the Valuation Report was initially disclosed in a Form 8-K.

4.	Please tell us what consideration you have given to including a risk factor addressing whether prospective investors should rely on the valuation report.

ANSWER: In Post-Effective Amendment 5 to Form SB-2, we have provided a risk factor addressing this issue. Please see the above Response to Comment 3.

5.	Similarly, please state here how you have and will use this valuation report, and what if any weight you place upon it in connection with your plan of operation.

ANSWER: Please note that this valuation report was prepared using various assumptions inherent in our business plan. The Company recognizes that these assumptions are subject to change. In Post Effective Amendment 5 to Form SB-2, the Company has clarified that the Valuation Report relies on such assumptions made by the Company in developing its business plan. It has also stressed that the Valuation Report has no basis on the Company’s current operations, but operates merely as a description of expected future results should the assumptions prove correct.

6.
Please revise throughout this section to more clearly articulate the bases for the valuation contained in this report. In Particular, we note that, even though you are a developmental stage company with no operations, Resource International Ltd. Values your business as high as $236 million.

ANSWER: In Post-Effective Amendment 5 to Form SB-2, we have revised this section accordingly.

7.
Also, you state that resource International, Ltd., prepared an estimate of your value based on your balance sheet, pro forma cash projections, use of funds information and “other information contained elsewhere in this prospectus. Please disclose on what other information the valuation report was based.

ANSWER: Post-Effective Amendment 5 to Form SB-2, we have provided the requested disclosure.

8.
Further, in preparing the report, you state that Resource International Ltd. “made various assumptions with regard to the construction of our facilities and the timeframe in which each facility would begin generating revenue. Please disclose all of these assumptions.

ANSWER: As previously stated, the assumptions used in the Valuation Report where those upon which the Company developed its business plan. These assumptions are detailed in the Management Discussion and Analysis and Plan of Operation Section. They have been referenced in the Valuation Report Section, and also reiterated where necessary for nonmisleading disclosure.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Anslow & Jaclin, LLP
ANSLOW & JACLIN, LLP
195 Route 9 South, Suite 204, Manalapan, New Jersey 07726 Tel: (732)
409-1212 Fax: (732) 577-1188